UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.
401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RELIV INTERNATIONAL, INC.
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 23, 2011	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedules

Reliv International, Inc. 401(k) Plan
Years Ended December 31, 2010 and 2009

Reliv International, Inc. 401(k) Plan

Financial Statements
and Supplemental Schedules

Years Ended December 31, 2010 and 2009

Report of Independent
Registered Public Accounting Firm

Plan Trustees
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held at end of year and delinquent participant contributions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri
June 23, 2011

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Cash	$31,511	$26,515
Investments, at fair value:
Mutual funds	6,820,352	6,023,217
Reliv International, Inc. common stock	485,861	1,664,341
Collective investment trust	875,727	1,237,569
Total investments	8,181,940	8,925,127

Receivables
Participant notes receivable	227,678	192,740

Total assets	8,441,129	9,144,382

Liabilities
Excess contributions payable	-	2,342

Net assets reflecting all investments at fair value	8,441,129	9,142,040

Adjustments from fair value to contract value for investment in collective trust relating to fully benefit-responsive investment contracts	(36,884)	(39,160)

Net assets available for benefits	$8,404,245	$9,102,880

See the accompanying notes to financial statements.

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2010	2009
Additions to net assets attributed to:
Contributions:
Company	$162,814	$145,360
Participants	659,963	635,714
Total contributions	822,777	781,074

Deductions from net assets attributed to:
Withdrawals to participants	1,624,918	109,860
Administrative expenses	26,526	19,891
Total deductions	1,651,444	129,751

Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	(106,500)	559,520
Interest and dividends	236,532	238,172
Net investment income	130,032	797,692

Net increase (decrease) in net assets available for benefits	(698,635)	1,449,015
Net assets available for benefits:
Beginning of year	9,102,880	7,653,865
End of year	$8,404,245	$9,102,880

See the accompanying notes to financial statements.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan was amended and restated on January 1, 2009.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 50% of eligible compensation as defined in the Plan agreement.  The Plan provides for discretionary matching contributions.  During the years ended December 31, 2010 and 2009, the Company contributed on behalf of each participant 25% of the first 15% of the participant’s contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  All contributions are subject to applicable Internal Revenue Service (IRS) limitations.  Excess contributions of $2,342 relating to Plan year 2009 were payable at December 31, 2009 and were paid in 2010.

Upon enrollment, a participant may direct their contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company common stock, various mutual funds, and a common collective trust.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company matching contributions plus actual earnings thereon is based on years of continuous service, as defined in the Plan agreement.  A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Vesting (continued)

Forfeitures arising from non-vested accounts at the time of termination are used to reduce subsequent Company contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of administrative expenses, if applicable.  Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%, commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.  Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

On termination of service or attainment of Normal Retirement Age, as defined in the Plan agreement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or if applicable to the participant’s account balance, a distribution of Company common stock.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Fair Value

The Plan’s investments are stated at fair value under the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended.  FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:
Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs.  In some cases, the fair value estimates cannot be substantiated by comparison to independent markets.  In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset.  Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Fair Value (continued)

In January 2010, the FASB amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures.  The new guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  The new guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, there are new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis.  The Company adopted this new guidance for the plan year ending December 31, 2010, and the adoption did not have an affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by Charles Schwab, the Custodian.  The shares of the Company’s common stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year.  Shares in mutual funds are valued at the closing price for the last business day of the year.

The Plan invests in a common collective trust; the Federated Capital Preservation Fund (FCPF).  FCPF invests in fully benefit-responsive investment contracts.  These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The fair value of the Plan’s interest in FCPF is based on information reported by the issuer of the common collective trust at year-end.  The contract value of FCPF represents contributions plus earnings, less participant withdrawals and administrative expenses.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest income is recognized on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan initiation and record-keeping fees, which are charged to the applicable participants.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Participant Notes Receivable

In September 2010, the FASB issued new guidance requiring participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  The Company adopted this new guidance for the year ended December 31, 2010.  Therefore, participant loans have been reclassified from investments to receivables as of December 31, 2010 and 2009.

Forfeitures

Forfeitures of non-vested participant accounts are used to reduce future Company contributions.  Forfeited amounts available for future use were $4,888 and $-0- at December 31, 2010 and 2009, respectively.  Forfeitures used to offset Company contributions amounted to $-0- and $13,030 during the years ended December 31, 2010 and 2009, respectively.

3. Investments

All investments are participant directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2010 and 2009 are summarized as follows:

	December 31
	2010	2009
Investments in Company common stock:
Reliv International, Inc.	$485,861	$1,664,341
Mutual funds:
PIMCO Total Return INSTL Class	1,205,199	1,159,672
Growth Fund of America – R6	1,403,043	1,118,719
EuroPacific Growth Fund – R6	839,873	1,116,505
Vanguard Windsor II Admiral Shares	677,158	637,739
American Beacon Small Cap Val	697,890	396,443
Turner Midcap Growth Fund	462,815	Less than 5%
Collective investment trusts:
Federated Capital Preservation Fund	838,843	1,198,409

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2010 and 2009 respectively:

		Fair Value Measurements
		Unadjusted	Signficant
		Quoted Prices	Other	Signficant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2010:

Mutual funds:
Large cap funds	$2,443,038	$2,443,038	$-	$-
Mid cap funds	784,922	784,922	-	-
Small cap funds	1,077,555	1,077,555	-	-
International funds	916,746	916,746	-	-
Fixed income funds	1,247,405	1,247,405	-	-
Other mutual funds	350,686	350,686	-	-
Total mutual funds	6,820,352	6,820,352	-	-
Reliv International, Inc. common stock	485,861	485,861	-	-
Collective investment trust	875,727	-	875,727
	$8,181,940	$7,306,213	$875,727	$-

December 31, 2009:

Mutual funds:
Large cap funds	$2,090,761	$2,090,761	$-	$-
Mid cap funds	597,649	597,649	-	-
Small cap funds	699,795	699,795	-	-
International funds	1,116,505	1,116,505	-	-
Fixed income funds	1,161,190	1,161,190	-	-
Other mutual funds	357,317	357,317	-	-
Total mutual funds	6,023,217	6,023,217	-	-
Reliv International, Inc. common stock	1,664,341	1,664,341	-	-
Collective investment trust	1,237,569	-	1,237,569	-
	$8,925,127	$7,687,558	$1,237,569	$-

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the years ended December 31, 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value
	2010	2009

Mutual funds	$596,777	$1,144,170
Reliv International, Inc. common stock	(703,277)	(584,650)
	$(106,500)	$559,520

Total cash dividends related to the Reliv International, Inc. common stock were $19,084 and $34,158 during the years ended December 31, 2010 and 2009, respectively.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the  IRS dated March 31, 2008, stating that the form of the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt.  In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Prohibited Transaction – Late Remittance

In January 2010, the Plan inadvertently engaged in a prohibited transaction by late remittance of certain participants’ deferrals ($2,702) which is an operational deficiency in the Plan’s compliance with the applicable qualification sections of the Code.  The effects of the transaction have been corrected in accordance with the procedures prescribed by the IRS, and management does not believe there is any effect on the Plan’s financial position.  In addition, the participants’ accounts were credited with the amount of investment income that would have been earned had the participants’ contributions been remitted on a timely basis.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the contributions, net assets available for benefits, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$8,404,245	$9,102,880
Excess contributions payable	-	2,342
Net assets available for benefits per the Form 5500	$8,404,245	$9,105,222

	December 31
	2010	2009

Participant contributions per the financial statements	$659,963	$635,714
Excess contributions	-	2,342
Participant contributions per the Form 5500	$659,963	$638,056

	December 31
	2010	2009

Withdrawals to participants per the financial statements	$1,624,918	$109,860
Excess contributions payable at December 31, 2009 and 2008, respectively	2,342	2,953
Withdrawals to participants and corrective distributions per the Form 5500	$1,627,260	$112,813

Supplemental Schedules

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2010

Identity of Issuer	Description of Investment	Current Value

PIMCO Total Return, INSTL Class	111,078.246 shares, mutual fund	$1,205,199
American Beacon Small Cap Val	35,069.876 shares, mutual fund	697,890
CRM Mid Cap Value Fund	11,234.977 shares, mutual fund	322,107
Dodge & Cox Intl Stock Fund	1,080.277 shares, mutual fund	38,577
Growth Fund of America – R6	46,092.089 shares, mutual fund	1,403,043
Turner Midcap Growth Fund	13,140.677 shares, mutual fund	462,815
EuroPacific Growth Fund – R6	20,301.500 shares, mutual fund	839,873
Black Rock Sm Cap Growth Equity	15,812.772 shares, mutual fund	379,665
Schwab S&P 500 Index – Select S	18,540.497 shares, mutual fund	362,837
ING Global Real Estate Fund	21,540.884 shares, mutual fund	350,686
Vanguard Inflation Protected SEC	3,246.636 shares, mutual fund	42,206
Vanguard Windsor II Admiral Shares	14,896.995 shares, mutual fund	677,158
William Blair Intl Growth FD CL I	1,714.216 shares, mutual fund	38,296
Federated Capital Preservation Fund	83,884.347 units, collective investment trust	838,843
Reliv International, Inc.*	250,457 shares of Company common stock	485,861
Various participants*	Participant loans, interest rates of 4.25% to 9.25%, maturing between 2011 and 2039	227,678

		$8,372,734

*Represents an allowable party-in-interest.

See accompanying report letter.

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4a - Delinquent Participant Contributions

EIN 37-1172197, Plan No. 002

For The Year Ended December 31, 2010

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identify of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions	Amount

Reliv International, Inc.	Employer/Plan Sponsor	Participants’ contributions were not funded within the time period prescribed by the D.O.L. Regulation 2510.3-102. The January 1, 2010 participants’ contributions of $2,702 were deposited on May 10, 2010.	$2,702

See accompanying report letter.

INDEX TO EXHIBIT

Exhibit No.	Description

23.	Consent of Independent Registered Public Accounting Firm